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                                                                    EXHIBIT 99.3

                              [METROPOLITAN LOGO]

Dear Shareholder:

     I am pleased to offer our shareholders an investment opportunity. We are raising capital through an offering of subscription rights to purchase additional shares of our common stock. Existing shareholders have a priority right to purchase the shares to be sold. Enclosed are a Subscription Certificate, Instructions Regarding Subscription Certificates and other materials relating to the Rights Offering currently being conducted by Metropolitan Financial Corp. Before making an investment decision, please review the enclosed Prospectus, which describes Metropolitan Financial Corp. and the Rights Offering. You will find answers to some questions you may have about the Rights Offering, beginning on page __ of the Prospectus.


     Each shareholder of Metropolitan Financial Corp. as of January 10, 2002 has received one non-transferable subscription right for every ____________ shares of our common stock owned by the shareholder as of that date. No fractional rights were distributed. Each subscription right that you have received entitles you to purchase one share of common stock at $2.75 per share in the Rights Offering. The number of shares that you may subscribe for by exercising your subscription rights is imprinted on the enclosed Subscription Certificate. In addition, if you exercise all of your subscription rights, you may elect, pursuant to the over-subscription privilege, to subscribe for any amount of additional shares in the Rights Offering at the same price, subject to the availability of shares. Use the enclosed Subscription Certificate to subscribe for shares. Concurrent with the Rights Offering, Metropolitan Financial Corp. is selling shares of common stock to the public, subject to the full satisfaction of subscriptions received in the Rights Offering. No commission will be charged for the purchase of shares in the Offerings.



     THE RIGHTS OFFERING AND YOUR SUBSCRIPTION RIGHTS ARE EXPECTED TO EXPIRE AT 5:00 P.M. EASTERN TIME ON MARCH 7, 2002. You are not required to participate in the Rights Offering, but, if you wish to subscribe, read the Instructions Regarding Subscription Certificates and complete, execute and submit the Subscription Certificate, along with full payment for shares ordered. You may use the enclosed return envelope, overnight delivery or registered mail. Please be sure your payment is received prior to 5:00 p.m. Eastern Time on March 7, 2002.


     Please note that the enclosed Subscription Certificate and related Instructions Regarding Subscription Certificates pertain to our shares of common stock for which you hold certificates. If you hold additional shares in the name of your bank or broker, you will receive a separate notice of the Rights Offering and will have additional subscription rights. If you do not receive such notice, contact your bank or broker.


     Enclosed is an invitation to an investor reception on the evening of February 27, 2002. We will discuss the stock offering and the business of Metropolitan Financial Corp.


     If you have questions about Metropolitan Financial Corp., the Rights Offering, or completing your Subscription Certificate, contact our Subscription Agent or Information Agent at the telephone numbers indicated in both the Prospectus and the Instructions Regarding Subscription Certificates.

                                          Sincerely,

                                          /s/ Robert M. Kaye
                                          Robert M. Kaye
                                          Chairman of the Board and Chief
                                          Executive Officer

     THIS LETTER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK. THE OFFER IS MADE ONLY BY THE PROSPECTUS. THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.